Exhibit 99.1

SAFE BULKERS, INC.
30-32 Avenue Karamanli
P.O. Box 70837
16673 Voula
Athens, Greece

July 24, 2015

Dear Stockholder:

You are cordially invited to attend the 2015 Annual Meeting of Stockholders of Safe Bulkers, Inc., which will be held on Wednesday, September 9, 2015 at 16:00 French local time at the Fairmont Monte Carlo, 12 Avenue des Spélugues, Monte Carlo, 98000 Monaco.

The following Notice of 2015 Annual Meeting of Stockholders and Proxy Statement describe the items to be considered by the stockholders at such meeting and contain certain information about us and our executive officers and directors.

This year, we have elected to take advantage of the “Notice and Access” rules of the Securities and Exchange Commission with respect to furnishing our proxy materials and our 2014 Annual Report to stockholders over the Internet. We believe this process provides a convenient and quick way to access your proxy materials and the 2014 Annual Report. Expanded electronic dissemination expedites receipt of your proxy materials and the 2014 Annual Report while allowing us to reduce the environmental impact of, and certain costs associated with, our annual meeting. Many stockholders will receive a Notice of Internet Availability of Proxy Materials and the 2014 Annual Report (the “Notice”) containing convenient instructions on how to access annual meeting materials via the Internet. If you received the Notice, you will not receive a printed copy of the proxy materials or the 2014 Annual Report, unless you specifically request one. The Notice provides instructions on how to receive paper copies if preferred and how to vote via the Internet, by telephone or by mail.

Your vote is important to us. In order to ensure your representation at the meeting, you may submit your proxy and voting instructions via the Internet or by telephone, or, if you receive a paper proxy card and voting instructions by mail, you may vote your shares by completing, signing and dating the proxy card as promptly as possible and returning it in the envelope which accompanied the card. Please refer to the section entitled “Voting via the Internet, by Telephone or by Mail” of the accompanying proxy statement for a description of these voting methods. You can revoke the proxy at any time prior to voting, or vote your shares personally if you attend the meeting. We look forward to seeing you.

Sincerely,

Polys Hajioannou Chairman and Chief Executive Officer

YOUR VOTE IS IMPORTANT. IN ORDER TO ENSURE YOUR REPRESENTATION AT THE 2015 ANNUAL MEETING OF STOCKHOLDERS AND THAT A QUORUM WILL BE PRESENT, WE URGE YOU TO SUBMIT YOUR VOTE AS SOON AS POSSIBLE. A PROMPT

RESPONSE IS HELPFUL AND YOUR COOPERATION WILL BE APPRECIATED. VOTING VIA THE INTERNET, BY TELEPHONE OR BY MAIL WILL NOT AFFECT YOUR RIGHT TO VOTE IN PERSON, SHOULD YOU DECIDE TO ATTEND THE 2015 ANNUAL MEETING OF STOCKHOLDERS.

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SAFE BULKERS, INC.
30-32 Avenue Karamanli
P.O. Box 70837
16673 Voula
Athens, Greece

NOTICE OF 2015 ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON WEDNESDAY, SEPTEMBER 9, 2015

NOTICE IS HEREBY GIVEN that the 2015 Annual Meeting of Stockholders of Safe Bulkers, Inc., a Marshall Islands corporation, will be held at 16:00 French local time, on Wednesday, September 9, 2015 at the Fairmont Monte Carlo, 12 Avenue des Spélugues, Monte Carlo, 98000 Monaco for the following purposes:

1.	To elect three Class I directors to hold office until the annual meeting of stockholders in 2018 and until their respective successors have been duly elected and qualified;

2.	To ratify the appointment of our independent auditors; and

3.	To transact such other business as may properly come before the 2015 Annual Meeting of Stockholders and any adjournments or postponements thereof.

Only holders of record of our common stock, par value $0.001 per share, at the close of business on July 13, 2015 will be entitled to receive notice of, and to vote at, the 2015 Annual Meeting of Stockholders and at any adjournments or postponements thereof.

You are cordially invited to attend the 2015 Annual Meeting of Stockholders. Whether or not you plan to attend the 2015 Annual Meeting in person, please vote as soon as possible. As an alternative to voting in person at the 2015 Annual Meeting, you may vote via the Internet, by telephone or, if you receive a paper proxy card in the mail, by mailing a completed proxy card. For detailed information regarding voting instructions, please refer to the section entitled “Voting via the Internet, by Telephone or by Mail” beginning on page 1 of the proxy statement. You may revoke a previously delivered proxy at any time prior to the 2015 Annual Meeting. If you decide to attend the 2015 Annual Meeting and wish to change your proxy vote, you may do so automatically by voting in person at the 2015 Annual Meeting. We look forward to seeing you.

Important Notice Regarding the Availability of Proxy Materials

for the Stockholder Meeting to Be Held on September 9, 2015

The Company’s Proxy Statement, form of proxy card and 2014 Annual Report are available at: http://sb.agmdocuments.com/ASM2015.html

By Order of the Board of Directors

Dr. Loukas Barmparis President and Secretary Athens, Greece July 24, 2015

SAFE BULKERS, INC.
30-32 Avenue Karamanli
P.O. Box 70837
16673 Voula
Athens, Greece

PROXY STATEMENT FOR 2015 ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON WEDNESDAY, SEPTEMBER 9, 2015

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The proxy is solicited on behalf of the Board of Directors (the “Board”) of Safe Bulkers, Inc., a Marshall Islands corporation (the “Company”), for use at the 2015 Annual Meeting of Stockholders to be held at 16:00 French local time, on Wednesday, September 9, 2015 at the Fairmont Monte Carlo, 12 Avenue des Spélugues, Monte Carlo, 98000 Monaco, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of 2015 Annual Meeting of Stockholders. On or about July 24, 2015, the Company will first mail to certain stockholders of record the Notice of Internet Availability of proxy materials containing instructions on how to access this Proxy Statement online, or in the alternative, request a paper copy of the proxy materials and a proxy card, and also will first mail to certain other stockholders this Proxy Statement and proxy card.

VOTING RIGHTS AND OUTSTANDING SHARES

As of July 13, 2015 (the “Record Date”), the Company had outstanding 83,466,179 shares of common stock, par value $0.001 per share (the “Common Stock”). As of the Record Date, the Hajioannou family (including Polys Hajioannou), owned 48,426,015 shares of common stock, constituting approximately 58 % of the outstanding shares of Common Stock. Each stockholder of record at the close of business on the Record Date is entitled to one vote for each share of Common Stock then held. A majority of the Common Stock issued and outstanding and entitled to vote at the Meeting, the holders of which are present in person or represented by proxy, shall constitute a quorum for the transaction of business at the Meeting. The Common Stock represented by any proxy delivered by way of proxy card or in accordance with the procedures set forth in the section entitled “Voting via the Internet, by Telephone or by Mail” beginning on page 1 of the proxy statement will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of 2015 Annual Meeting of Stockholders.

The Common Stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “SB.”

VOTING VIA THE INTERNET, BY TELEPHONE OR BY MAIL

Registered Holders

If you are a “registered holder” (meaning your shares are registered in your name with our transfer agent, American Stock Transfer & Trust Company, LLC), then you may vote either in person at the 2015 Annual Meeting or by proxy. If you decide to vote by proxy, you may vote via the Internet, by

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telephone or by mail and your shares will be voted at the 2015 Annual Meeting in the manner you direct. For those stockholders who receive a Notice of Internet Availability of Proxy Materials, such notice provides information on how to access your proxy card, which contains instructions on how to vote via the Internet or by telephone or receive a paper proxy card to vote by mail. Telephone and Internet voting facilities for stockholders of record will close at 11:59 p.m. Eastern time on September 8, 2015.

Beneficial Holders

If, like most stockholders, you are a beneficial owner of shares held in “street name” (meaning a broker, trustee, bank, or other nominee holds shares on your behalf), you may vote in person at the 2015 Annual Meeting only if you obtain a legal proxy from the nominee that holds your shares and present it to the inspector of elections with your  ballot at the 2015 Annual Meeting. Alternatively, you may provide instructions to the nominee that holds your shares to vote by completing, signing and returning the voting instruction form that the nominee provides to you, or by using the voting arrangements described on the voting instruction form, the Notice of Internet Availability of Proxy Materials or other materials that the nominee provides to you.

REVOCABILITY OF PROXIES

A Stockholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at the Company’s representation offices in Greece at 30-32 Avenue Karamanli, 16673 Voula, Athens, Greece, a written notice of revocation by a duly executed proxy bearing a later date or by attending the Meeting and voting in person.

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PROPOSAL ONE
ELECTION OF DIRECTORS

The Company currently has seven directors divided into three classes. As provided in the Company’s First Amended and Restated Articles of Incorporation, as amended, each director is elected to serve for a three-year term until the annual meeting for the year in which his or her term expires and until his or her successor has been duly elected and qualified. The Board has nominated Polys Hajioannou, Ioannis Foteinos and Ole Wikborg, each a Class I Director, for re-election as Class I Directors for terms expiring at the 2018 annual meeting and until their successors have been duly elected and qualified. The Board has determined that Mr. Wikborg is independent within the current meanings of independence employed by the corporate governance rules of the NYSE and the Securities and Exchange Commission (the “SEC”).

Unless a proxy is marked to indicate that such authorization is expressly withheld, the persons named in a submitted proxy card intend to vote the shares authorized thereby FOR the election of the following three nominees. It is expected that each of these nominees will be able to serve, but if before the election it develops that any of the nominees is unavailable, the persons named in a submitted proxy card will vote for the election of such substitute nominee or nominees as the current Board may recommend.

Directors shall be elected by a plurality of the votes cast at the Meeting.

NOMINEES FOR ELECTION

Name	Age (1)	Positions	Class	Term to Expire	Director Since
Polys Hajioannou	48	Chief Executive Officer, Chairman of the Board and Director	Class I	2018	2008
Ioannis Foteinos	56	Chief Operating Officer and Director	Class I	2018	2009
Ole Wikborg (2)(3)	60	Director	Class I	2018	2008

(1)	As of July 15, 2015
(2)	Member of corporate governance, nominating and compensation committee.
(3)	Member of audit committee.

Nominees for Election

The Board has nominated the following individuals to serve as Class I directors for a three-year term expiring at the 2018 annual meeting and until their successors have been duly elected and qualified:

Polys Hajioannou
Chief Executive Officer, Chairman of the Board and Class I Director

Polys Hajioannou is the Company’s Chief Executive Officer and has been Chairman of the Board since 2008. Mr. Hajioannou also serves with Safety Management Overseas S.A., a company incorporated under the laws of the Republic of Panama (“Manager”), which provides technical, commercial and administrative management services to the Company, and prior to our Manager’s inception, with our

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Manager’s predecessor Alassia Steamship Co., Ltd., which he joined in 1987. Mr. Hajioannou was elected as a member of the board of directors of the Union of Greek Shipowners in 2006 and served on the board until February 2009. Mr. Hajioannou is also a founding member of the Union of Cyprus Shipowners. Mr. Hajioannou is a member of the Lloyd’s Register Hellenic Advisory Committee. In 2011, Mr. Hajioannou was appointed to the board of directors of the Hellenic Mutual War Risks Association (Bermuda) Limited. Mr. Hajioannou holds a Bachelor of Science degree in nautical studies from Sunderland University.

Ioannis Foteinos
Chief Operating Officer and Class I Director

Ioannis Foteinos is the Company’s Chief Operating Officer and has been a member of the Board since February 2009. Mr. Foteinos has 28 years of experience in the shipping industry. After obtaining a bachelor’s degree in nautical studies from Sunderland University, he joined the predecessor of our Manager in 1987, where he presently serves and will continue to serve as Chartering Manager.

Ole Wikborg
Class I Director

Ole Wikborg has been a member of the Board and of the Company’s audit committee and corporate governance, nominating and compensation committee since 2008. Mr. Wikborg has been involved in the marine and shipping industry in various capacities for over 30 years. Since 2002, Mr. Wikborg has served as a director and senior underwriter of the Norwegian Hull Club, based in Oslo, Norway and has been a member of its management team from 2002 to 2015. From 2002 to 2006, Mr. Wikborg also served as a member and chairman of the Ocean Hull Committee of the International Union of Marine Insurance (“IUMI”). Since 2006, he has served as Vice President and a member of the Executive Board of the IUMI and in 2010, he was elected as President of IUMI. Since 1997, Mr. Wikborg has served as a board member of the Central Union of Marine Insurers, based in Oslo, and was that organization’s Chairman from 2009 to 2013. From 1997 until 2002, Mr. Wikborg served as the senior vice president and manager of the marine and energy division of the Zurich Protector Insurance Company ASA. Prior to his career in marine insurance, Mr. Wikborg served in the Royal Norwegian Navy, attaining the rank of Lieutenant Commander.

DIRECTORS CONTINUING IN OFFICE

Name	Age (1)	Positions	Class	Term to Expire	Director Since
Dr. Loukas Barmparis	52	President, Secretary and Director	Class II	2016	2008
John Gaffney(2)(3)	55	Director	Class II	2016	2009
Konstantinos Adamopoulos	52	Chief Financial Officer and Director	Class III	2017	2008
Frank Sica (2)(3)	64	Director	Class III	2017	2008

(1)	As of July 15, 2015
(2)	Member of corporate governance, nominating and compensation committee.
(3)	Member of audit committee.

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The following directors will continue in office:

Class II Directors—Term to Expire in 2016

Dr. Loukas Barmparis
President, Secretary and Class II Director

Dr. Loukas Barmparis is the Company’s President and Secretary and has been a member of the Board since 2008. Dr. Barmparis also serves as the technical manager of our Manager, which he joined in February 2006. Until 2009 he was the project development manager of the affiliated Alasia Development S.A., responsible for renewable energy projects. Prior to joining our Manager and Alasia Development S.A., from 1999 to 2005 and from 1993 to 1995, Dr. Barmparis was employed at N. Daskalantonakis Group, Grecotel, one of the largest hotel chains in Greece, as technical manager and project development general manager. During the interim period between 1995 and 1999, Dr. Barmparis was employed at Exergia S.A. as an energy consultant. Dr. Barmparis holds a master of business administration (“M.B.A.”) from the Athens Laboratory of Business Administration, a doctorate from the Imperial College of Science Technology and Medicine, a master of applied science from the University of Toronto and a diploma in mechanical engineering from the Aristotle University of Thessaloniki.

John Gaffney
Class II Director

John Gaffney has been a member of the Board since October 2009 and serves as a member of our audit committee and as a member and chairman of our corporate governance, nominating and compensation committee. Mr. Gaffney joined the law firm of Gibson, Dunn & Crutcher LLP as a partner in November 2011. From January 2010 through September 2011, Mr. Gaffney was a Senior Vice President of Corporate Affairs and General Counsel of Solyndra, Inc., where he led Solyndra’s corporate affairs and legal activities. From January 2008 through December 2009, Mr. Gaffney was an Executive Vice President at First Solar, where he led First Solar’s corporate development, government affairs, legal and sustainable development activities. Prior to joining First Solar, Mr. Gaffney practiced law at the firm of Cravath, Swaine & Moore LLP, where he was a partner from 1993 to 2008. Mr. Gaffney is a graduate of The George Washington University, where he received a B.A degree, and New York University, where he received his J.D. and M.B.A. degrees.

Class III Directors—Term to Expire in 2017

Konstantinos Adamopoulos
Chief Financial Officer and Class III Director

Konstantinos is our Chief Financial Officer and has been a member of the Board since 2008. Prior to joining us, Mr. Adamopoulos was employed at Calyon, a financial institution, as a senior relationship manager in shipping finance for 14 years. Prior to this, from 1990 to 1993, Mr. Adamopoulos was employed by the National Bank of Greece in London as an account officer for shipping finance and in Athens as deputy head of the export finance department. Prior to this, from 1987 to 1989, Mr. Adamopoulos served as a finance officer in the Greek Air Force. Mr. Adamopoulos holds an M.B.A. in finance from the City University Business School and a Bachelor of Science degree in business administration from the Athens School of Economics and Business Science.

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Frank Sica
Class III Director

Frank has been a member of the Board and of our corporate governance, nominating and compensation committee, and a member and chairman of our audit committee, since 2008. Mr. Sica has served as a Managing Partner at Tailwind Capital, a private equity firm since 2006. From 2004 to 2005, Mr. Sica was a Senior Advisor to Soros Private Funds Management. From 1998 to 2003, Mr. Sica worked at Soros Fund Management where he oversaw the direct real estate and private equity investment activities of Soros. From 1988 to 1998, Mr. Sica was a Managing Director at Morgan Stanley. Mr. Sica is a graduate of Wesleyan University, where he received a B.A. degree, and of the Amos Tuck School of Business at Dartmouth College, where he received his M.B.A. Mr. Sica is also director of CSG Systems International, an account management and billing software company for communication industries, JetBlue Airways Corporation, a commercial airline, and Kohl’s Corporation, an owner and operator of department stores.

Independence

The Board has determined that each of Messrs. Sica, Gaffney and Wikborg are independent within the current meanings of independence employed by the corporate governance rules of the NYSE and the SEC.

Committees of the Board

Audit committee

The Company’s audit committee consists of Ole Wikborg, John Gaffney and Frank Sica, as chairman. The Board has determined that Frank Sica qualifies as an audit committee “financial expert,” as such term is defined in Regulation S-K promulgated by the SEC. The audit committee is responsible for:

•	the appointment, compensation, retention and oversight of independent auditors and approving any non-audit services performed by such auditor;

•	assisting the Board in monitoring the integrity of the Company’s financial statements, the independent auditors’ qualifications and independence, the performance of the independent accountants and the Company’s internal audit function and the Company’s compliance with legal and regulatory requirements;

•	annually reviewing an independent auditors’ report describing the auditing firm’s internal quality-control procedures, and any material issues raised by the most recent internal quality control review, or peer review, of the auditing firm;

•	discussing the annual audited financial and quarterly statements with management and the independent auditors;

•	discussing earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;

•	discussing policies with respect to risk assessment and risk management;

•	meeting separately, and periodically, with management, internal auditors and the independent auditor;
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•	reviewing with the independent auditor any audit problems or difficulties and management’s responses;

•	setting clear hiring policies for employees or former employees of the independent auditors;

•	annually reviewing the adequacy of the audit committee’s written charter, the internal audit charter, the scope of the annual internal audit plan and the results of internal audits;

•	reporting regularly to the full Board; and

•	handling such other matters that are specifically delegated to the audit committee by the Board from time to time.

Corporate governance, nominating and compensation committee

The Company’s corporate governance, nominating and compensation committee consists of Ole Wikborg, Frank Sica and John Gaffney, as chairman. The corporate governance, nominating and compensation committee is responsible for:

•	nominating candidates, consistent with criteria approved by the full Board, for the approval of the full Board to fill Board vacancies as and when they arise, as well as putting in place plans for succession, in particular, of the Chairman of the Board and executive officers;

•	selecting, or recommending that the full Board select, the director nominees for the next annual meeting of stockholders;

•	developing and recommending to the full Board corporate governance guidelines applicable to the Company and keeping such guidelines under review;

•	overseeing the evaluation of the Board and management; and

•	handling such other matters that are specifically delegated to the corporate governance, nominating and compensation committee by the Board from time to time.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

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PROPOSAL TWO
RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

The Board is submitting for ratification at the Meeting the appointment of Deloitte, Hadjipavlou, Sofianos & Cambanis S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2015.

Deloitte, Hadjipavlou, Sofianos & Cambanis S.A. has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company’s independent auditors.

All services rendered by the independent auditors are subject to review by the Company’s audit committee.

Approval of Proposal Two requires the majority of the votes cast at the Meeting.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR RATIFICATION OF THE APPOINTMENT OF DELOITTE, HADJIPAVLOU, SOFIANOS & CAMBANIS S.A. AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2015. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but stockholders may be solicited by telephone, e-mail, or personal contact.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Board of Directors

Dr. Loukas Barmparis President and Secretary

July 24, 2015
Athens, Greece

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